FX ENERGY, INC.

M E M O R A N D U M

TO:	H. Roger Schwall, Assistant Director
Division of Corporation Finance
U.S. SECURITIES AND EXCHANGE COMMISSION

FROM:	David N. Pierce
FX ENERGY, INC.
Telephone: 801-486-5555
Telecopy: 801-486-5575

DATE:	June 9, 2009

RE:	Your comment letter dated January 16, 2009
Registration Statement on Form S-3
FX Energy, Inc.
File No. 333-155718
Filed November 26, 2008

We submit the following in response to your letter of January 16, 2009.

General

1.	Please provide the information required by Items 14, 15, and 17 of Form S-3.

Response:	Pages II-1 to II-7. The registration statement has been revised to include the information required by Items 14, 15, and 17 of Form S-3, which were included in the original filing.

2.	Please check the box on the front cover page to indicate that this offering is being made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of1933.

Response:

Cover Page. The registration statement has been revised to check the box to indicate that this offering is being made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as reflected in the initial filing.

Material Federal Income Tax Consequences, page 18

3.	We note your response to our prior comment 2 and reissue it in part. Please eliminate any suggestion that the discussion of material tax consequences is a summary.

Response:	Page 20. The registration statement has been revised to eliminate the noted suggestions.

FX ENERGY, INC.

H. Roger Schwall, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

June 9, 2009

______________________________________________

Exhibits, page II-1

4.	Please file the form of the supplemental indenture as an exhibit. In this regard, please also assure that you include the undertaking required by Item 512(j) of Regulation S-K.

Response:

Page II-7 and Exhibits 4.05 and 4.06. The registration statement has been revised to include the Form of Indenture for Senior Debt Securities and the Form of Indenture for Subordinated Debt Securities.

Signatures, page II-3

5.

We note your response to our prior comment five. Please indicate that Mr. Newton is signing the registration statement in his capacity as both the principal accounting officer and principal financial officer.

Response:

Page II-7. The registration statement has been revised to indicate that Mr. Newton is signing the registration statement in his capacity as both the principal accounting officer and principal financial officer.

Exhibit 5.1

6.	Please submit to us with your response a marked legal opinion showing the changes from the previous legal opinion.

Response:	Exhibit 5.01. The legal opinion included in the registration statement as Exhibit 5.01 has been marked to show the changes from the previous legal opinion.

7.	Please include a statement that the warrants will be binding obligations of the registrant.

Response:	Page 3 of Exhibit 5.01. The legal opinion has been revised to include a statement that the warrants will be binding obligations of the registrant.

8.

We note that the trust indenture is governed by the laws of the state of New York. Counsel must opine on the laws of the state governing the indenture. Please opine upon the laws of the state of New York.

Response:	Page 4 of Exhibit 5.01. The legal opinion has been revised to indicate that the trust indentures are governed by the laws of the state of Utah.